SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2004

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold International Holdings Corp. (formerly Sungold Entertainment Corp.) (A development stage Company) as at May 31, 2004 and the interim consolidated statements of loss and deficit and cash flows for the nine months ended May 31, 2004 and for the cumulative period from April 7, 1986 (inception) to May 31, 2004 from information provided by the Company's management. We have not audited, revi ewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

"Loewen, Stronach & Co."

Chartered Accountants
Vancouver, BC

July 27, 2004

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

INTERIM CONSOLIDATED BALANCE SHEET

MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - Notice to Reader)

	(Unaudited)	(Audited)
	May 31	August 31
	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	51,685	47,928
Prepaid expenses and deposits	2,050	4,154
	53,735	52,082
PRE -DEVELOPMENT COSTS (Note 3)	791,019	762,042
EQUIPMENT (Note 4)	484,191	604,282
	1,328,945	1,418,406

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	49,957	175,238
Loans payable	256,640	17,390
Obligation under capital leases (Note 5)	-	17,253
	306,597	209,881

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	19,360,994	18,574,369
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT	(18,390,568)	(17,417,766)
	1,022,348	1,208,525
	1,328,945	1,418,406

APPROVED BY THE DIRECTORS:

"Art Cowie"	Director
Director

"Walter Wolff"	Director
Director

 (See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)
INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE THIRD QUARTER ENDED MAY 31, 2004
(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - Notice to Reader)

		Third quarter ended		Year - to- date
	April 7, 1986
	(inception) to	May 31	May 31	May 31	May 31
	May 31, 2004	2004	2003	2004	2003
	$	$	$	$	$
REVENUE
Sales	33,179	-	446	-	1,305
Interest income and miscellaneous	43,336	-	-	-	-
Gain on disposition of marketable securities	838,947	-	-	-	-
	915,462	-	446	-	1,305
EXPENSES
Advertising and promotion	3,243,571	57,999	56,839	104,316	571,972
Professional and consulting fees	2,184,539	70,565	132,616	217,706	257,168
Management fees	2,084,861	91,000	75,976	255,608	211,670
Investor relations	1,001,614	299	50,522	299	121,257
Travel and conference	988,079	54,262	30,499	122,230	150,737
Office and miscellaneous	787,987	11,241	15,872	54,017	68,047
Internet services	764,304	7,488	59,305	18,120	166,883
Amortization	622,793	31,317	35,572	95,583	104,034
Office rent and services	511,719	17,891	23,086	55,252	58,871
Transfer agent and filing fees	336,610	17,068	100	44,290	10,249
Insurance	262,952	187	21,205	562	63,614
Financing fees	218,000	-	-	-	-
Finder fees	154,031	-	-	-	-
Interest on capital leases	141,330	-	2,459	1,005	8,237
Stock based compensation	51,922	-	-	-	-
Settlement agreement	40,000	-	-	-	-
Prizes	34,726	-	-	-	5,641
Fees and commissions	29,741	-	-	-	-
Interest and bank charges	26,974	346	1,508	2,455	3,346
Loss on disposition of equipment	823	-	-	823	-
Quebec capital tax	500	-	250	-	250
Foreign exchange (gain) loss	(13,104)	(238)	9,671	536	8,327
	13,473,972	359,425	515,480	972,802	1,810,303
Impairment write- down of pre - development costs and investment	5,832,058	-	-	-	-
	19,306,030	359,425	515,480	972,802	1,810,303
LOSS	18,390,568	359,425	515,034	972,802	1,808,998
DEFICIT – BEGINNING	-	18,031,143	14,093,772	17,417,766	12,799,808
DEFICIT – ENDING	18,390,568	18,390,568	14,608,806	18,390,568	14,608,806

Weighted average number of shares	89,877,514	59,735,600	89,877,514	59,735,600
Adjusted for September 8, 2003, 21 for 20 stock split (Note 7)	-	3,993,531	-	3,993,531
Adjusted weighted average number of shares	89,877,514	63,729,131	89,877,514	63,729,131

Loss per share	0.0040	0.0081	0.0109	0.0284

 (See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THIRD QUARTER ENDED MAY 31, 2004
(Unaudited - Notice to Reader)

		Third quarter ended		Year - to- date
	April 7, 1986
	(inception) to	May 31	May 31	May 31	May 31
	May 31, 2004	2004	2003	2004	2003
	$	$	$	$	$
OPERATING ACTIVITIES
Loss	(18,390,568)	(359,425)	(515,034)	(972,802)	(1,808,998)
Item not involving cash:
Amortization	622,793	31,317	35,572	95,583	104,034
Debt settled by issuance of private placement units	1,369,186	103,235	-	786,625	-
Loss on disposition of equipment	14,855	-	-	-	-
Stock- based compensation	51,922	-	-	823	-
Write- down of pre - development costs and investment	5,832,057	-	-	-	-
Gain on disposition of marketable securities	(838,947)	-	-	-	-
	(11,338,702)	(224,873)	(479,462)	(89,771)	(1,704,964)
Cash provided by changes in non- cash working capital items:
Account receivable	-	-	(122,052)	-	(122,052)
Prepaid expenses	(2,050)	11,264	99,109	2,104	239,976
Accounts payable and accrued liabilities	49,957	(7,758)	(81,649)	(125,281)	89,626
Loans payable (repaid)	256,640	246,713	29,137	239,250	(253,050)
	(11,034,155)	25,346	(554,917)	26,302	(1,750,464)

INVESTING ACTIVITIES
Pre- development costs	(5,235,692)	(10,000)	-	(28,977)	(8,154)
Acquisition of equipment	(1,103,025)	-	(48,145)	-	(157,502)
	(6,338,717)	(10,000)	(48,145)	(28,977)	(165,656)

FINANCING ACTIVITIES
Repayment of capital leases liability	(57,029)	-	(5,233)	(17,253)	(15,813)
Proceeds of disposition of equipment	38,031	-		23,685	-
Issuance of shares	15,717,808	-		-	-
Proceeds of disposition of marketable securities	1,725,747	-	591,214	-	1,959,767
	17,424,557	-	585,981	6,432	1,943,954

INCREASE (DECREASE) IN CASH	51,685	15,346	(17,081)	3,757	27,834
CASH – beginning	-	36,339	68,687	47,928	23,772
CASH – ending	51,685	51,685	51,606	51,685	51,606

Notes to statement of cash flow:
1)	Cash consists of balances with banks
2)	Interest and income taxes paid:
	Interest paid	168,304	346	3,967	3,460	11,583
	Income taxes paid	-	-	-	-	-
3)	During the quarter, the Company issued 1,500,000 private placement units to settle $103,235 of debts (year- to- date 12,000,000 private placement units to settle $786,625 of debts)

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

Note 1

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim unaudited consolidated financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2003. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2

GOING CONCERN AND NATURE OF OPERATIONS

On December 12, 2003, the Company changed its name from Sungold Entertainment Corp. to Sungold International Holdings Corp. ("the Company") and continued under the Canada Business Corporate Act from the British Columbia Company Act. In connection with the Company's name change and continuation the Company changed its trading symbol from "SGGNF" to "SGIHF" on the OTC Bulletin Board. The principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These interim unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.

/2

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 2 –

NOTE 3	PRE-DEVELOPMENT COSTS

	a)	Vancouver Racecourse / Richmond Equine Training Centre project

		August 31		Impairment	May 31
		2003	Additions	Write off	2004
		$	$	$	$
	Consulting and legal fees	613,799	-	-	613,799
	Options	-	10,000		10,000
	Other direct costs	1,528	-	-	1,528
		615,327	10,000	-	625,327

b)	HorsepowerTM Software Development project

		August 31		Impairment	May 31
		2003	Additions	Write off	2004
		$	$	$	$
	Legal and consulting fees	58,999	-	-	58,999

c)	SafeSpending project

	August 31		Impairment	May 31
	2003	Additions	Write off	2004
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	25,416	18,977	-	44,393
	87,716	18,977	-	106,693

	August 31		Impairment	May 31
	2003	Additions	Write off	2004
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	762,042	28,977	-	791,019

/3

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 3–

Note 4	EQUIPMENT

		May 31		August 31
		2004		2003
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Internet software – HorsepowerTM	761,104	360,162	400,942	471,697
Computer equipment (1), (2)	313,057	229,808	83,249	85,619
Computers under capital leases (1)	-	-	-	23,784
Furniture and fixtures (2)	-	-	-	23,182

	1,074,161	589,970	484,191	604,282

(1)	During the second quarter, the Company paid out its capital leases, as a result, all computers under capital leases were reclassified to computer equipment.

(2)	During the second quarter, furniture and fixtures, and a computer were sold to a management consultant of the Company at market value.

Note 5	OBLIGATION UNDER CAPITAL LEASES

		May 31	August 31
		2004	2003
		$	$
	Total minimum lease payments	-	18,252
	Less amount representing interest	-	(999)
	Balance of obligations	-	17,253
	Less current portion	-	(17,253)
	Non -current portion	-	-

	During the second quarter, the Company paid out its capital leases.

/4

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 4–

Note 6	SHARE CAPITAL

	May 31	August 31
	2004	2003
	$	$
Authorized: (See Subsequent events note 9)
Unlimited common shares without par value
100,000,000 Class "A" preference shares
without par value (1)
100,000,000 Class "B" preference
shares without par value (2)

Issued and outstanding:
95,864,740 common
(August 31, 2003 – 79,871,209 common)	19,360,994	18,574,369

(1)	On December 12, 2003, 100,000,000 Class "A" Preference shares with a par value of $10 each were amended to be without par value.

(2)	On December 12, 2003, 100,000,000 Class "B" Preference shares with a par value of $50 each were amended to be without par value.

a)	Shares issued during the period:

	Third quarter ended		Year-to -date
	May 31, 2004		May 31, 2004
	#	$	#	$

For debt – private placements	1,500,000	103,235	12,000,000	786,625
21 for 20 stock split – Sept 8, 2003	-	-	3,993,531	-
	1,500,000	103,235	15,993,531	786,625

On September 8, 2003, the Company issued 3,993,531 shares to its existing shareholders of record September 1, 2003 pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

CICA handbook section 3500 – Earnings per Share requires the computation of earnings per share is based on the new number of outstanding shares after stock-split and adjusted retroactively for all periods presented to reflect that change.

/5

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 5–

Note 6	SHARE CAPITAL (continued)

b)

Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company's issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised / Expired	Balance May 31, 2004	Expiration date
Feb. 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
Feb. 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
Mar. 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
Aug. 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
Oct. 22, 2001	US$0.1000	100,000	-	-	100,000	October 22, 2006
Oct. 23, 2001	US$0.1200	100,000	-	-	100,000	October 23, 2006
Dec. 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
Jan. 4, 2002	US$0.0800	802,764	-	-	802,764	January 4, 2007
Jan. 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
May 17, 2002	US$0.0200	272,000	-	-	272,000	May 17, 2007
Oct. 11, 2002	US$0.1500	200,000	-	-	200,000	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	-	-	300,000	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	-	-	136,000	January 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	150,000	-	-	150,000	May 28, 2008

		4,154,664	-	-	4,154,664

/6

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 6–

Note 6	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised	Expired / Cancelled	Balance May 31, 2004	Expiration date
Oct.12, 2000	US$0.200	319,000	-	-	319,000	-	October 12, 2003
Sep.7, 2001	US$0.200	1,000,000	-	-	-	1,000,000	September 7, 2004
Oct.24, 2001	US$0.150	420,000	-	-	-	420,000	October 24, 2004
Nov.4, 2001	US$0.150	1,000,000	-	-	-	1,000,000	November 4, 2004
Dec.14, 2001	US$0.060	2,333,334	-	-	-	2,333,334	December 14, 2004
Jan.7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
Jan.30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
Mar.1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
Mar.26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
Apr. 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
Jul. 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
Jul. 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
Jul. 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
Aug. 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
Sep. 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
Nov. 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
Jan. 24, 2003	US$0.100	2,000,000	-	-	2,000,000	-	January 24, 2006
Mar. 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
Apr. 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
Jun. 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
Jul. 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
Aug. 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
Sept. 5, 2003	US$0.060	-	2,000,000	-	-	2,000,000	September 5, 2006
Oct. 31, 2003	US$0.060	-	2,000,000	-	-	2,000,000	October 31, 2006
Feb. 10, 2004	US$0.040	-	4,000,000			4,000,000	February 10, 2007
Feb. 18, 2004	US$0.045	-	2,500,000			2,500,000	February 18, 2007
March 30, 2004			1,500,000			1,500,000	March 20, 2007

		39,672,334	12,000,000	-	2,319,000	49,353,334

/7

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Notice to Reader)

PAGE – 7–

Note 7	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $256,640 (August 31, 2003 - $17,390) are from a director and officer of the Company's subsidiary, Horsepower Broadcasting Network (HBN) International Ltd.

	b)	During the nine months period management fees of $255,608 [August 31, 2003 - $286,603] were paid to the directors and officers.

	c)	During the nine months period consulting fees of $131,078 [August 31, 2003 - $168,730] were paid to the directors or companies with common directors.

Note 8	SUBSEQUENT EVENTS In June 2004, the Company issued 3,000,000 private placements @US$0.06 as part of a settlement of the loans payable.

Note 9	COMPARATIVE FIGURES The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current period.